UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Viper Energy, Inc.
(Name of Issuer)

Class A Common Stock, $0.000001 Par Value
(Title of Class of Securities)

927959106
(CUSIP Number)
Teresa L. Dick
Executive Vice President, Chief Accounting Officer and Assistant Secretary
Diamondback Energy, Inc.
900 NW 63rd St., Suite 200
Oklahoma City, Oklahoma 73116
(405) 463-6900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 8, 2024
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 927959106	13D

1	NAME OF REPORTING PERSONS Diamondback Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 85,431,453 (1)
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 85,431,453 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,431,453 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 48.3%
14	TYPE OF REPORTING PERSON* CO, HC
(1)
The above information is provided as of the date of this filing. Includes 77,364,925 shares of Class B common stock, par value $0.000001 per share (the “Class B Common Stock”), of Viper Energy, Inc (the “Issuer”) and an equal number of units (the “OpCo Units”) of Viper Energy Partners LLC (the “Operating Company”) held by Diamondback Energy, Inc. (“Diamondback”) and 8,066,528 shares of Class B Common Stock and OpCo Units held by Diamondback E&P LLC, a wholly owned subsidiary of Diamondback (“Diamondback E&P”). As of the date hereof, Diamondback and Diamondback E&P each had the right to exchange their Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for Class A common stock, par value $0.000001 per share (the “Class A Common Stock”), of the Issuer.

CUSIP No. 927959106	13D

1	NAME OF REPORTING PERSONS Diamondback E&P LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 8,066,528 (1)
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,066,528 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,066,528 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 8.1%
14	TYPE OF REPORTING PERSON* OO
(1)
The above information is provided as of the date of this filing. Includes 8,066,528 shares of Class B Common Stock of the Issuer and an equal number of OpCo Units held by Diamondback E&P. As of the date hereof, Diamondback E&P had the right to exchange their Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for Class A Common Stock.

AMENDMENT NO. 2 TO SCHEDULE 13D
The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission by Diamondback Energy, Inc. (“Diamondback”) and Diamondback E&P LLC (“Diamondback E&P”) on August 11, 2016, as amended on March 7, 2024 (collectively, the “Schedule 13D”). This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 4. Purpose of the Transaction

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:
Secondary Offering of Class A Common Stock by Diamondback
The previously disclosed underwritten secondary public offering of (i) 7,946,507 shares of Class A Common Stock currently held by Diamondback and (ii) 3,553,493 shares of Class A Common Stock to be received by Diamondback upon exchange, pursuant to the terms of the Amended and Restated Exchange Agreement, of an equal number of shares of Class B Common Stock and an equal number of OpCo Units closed on March 8, 2024. In addition, the underwriters exercised their overallotment option in full, resulting in the sale of an additional 1,725,000 shares of Class A Common Stock on March 8, 2024 received by Diamondback upon exchange, pursuant to the terms of the Amended and Restated Exchange Agreement, of an equal number of shares of Class B Common Stock and an equal number of OpCo Units (the closing of both transactions on March 8, 2024 the “March 2024 Closing”).  The proceeds, before expenses, to Diamondback was $34.125 per share of Class A Common Stock.
Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows.
Diamondback
(a)-(b) The aggregate number and percentage of Class A Common Stock beneficially owned following the March 2024 Closing by Diamondback (on the basis of the number of shares of Class A Common Stock outstanding (86,144,273 shares of Class A Common Stock) as of February 16, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2024, plus the number of shares of Class B Common Stock and OpCo Units that have been converted into Class A Common Stock as a result of the March 2024 Closing:

a)	Amount beneficially owned: 85,431,453 (1)	Percentage: 48.3%
b)	Number of shares to which Diamondback has:
	i.	Sole power to vote or to direct the vote:	85,431,453 (1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	85,431,453 (1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1) Includes 77,364,925 Class B Units and 77,364,925 OpCo Units held by Diamondback, and 8,066,528 Class B Units and 8,066,528 OpCo Units held by Diamondback’s wholly owned subsidiary, Diamondback E&P. Diamondback and its subsidiary will have the right to exchange their shares of Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for shares of Class A Common Stock.

Diamondback E&P
(a)-(b) The aggregate number and percentage of Class A Common Stock beneficially owned following the March 2024 Closing by Diamondback (on the basis of the number of shares of Class A Common Stock outstanding (86,144,273 shares of Class A Common Stock) as of February 16, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2024, plus the number of shares of Class B Common Stock and OpCo Units that have been converted into Class A Common Stock as a result of the March 2024 Closing:

Listed Persons
Name	Class A Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
Travis D. Stice	106,169		*
M. Kaes Van’t Hof	35,362		*
Daniel N. Wesson	2,500		*
Matt Zmigrosky	4,253		*
Teresa L. Dick	11,540		*
Albert Barkmann	1,000		*
Jere W. Thompson III	0		*
Vincent K. Brooks	0		*
David L. Houston	0		*
Rebecca A. Klein	0		*
Stephanie K. Mains	0		*
Mark L. Plaumann	0		*
Melanie M. Trent	0		*
Frank D. Tsuru	0		*
Steven E. West	22,197	(1)	*

* Less than 1%.
(1) Excludes interests that will not vest within 60 days.
To Diamondback’s knowledge, each of the Listed Persons listed in the table above has sole voting power and dispositive power with respect to all of Common Units reported for him or her in such table as of March 8, 2024.
(c) The information contained in Item 4 is incorporated herein by reference. Except as otherwise described herein or otherwise disclosed in the Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the shares of Class A Common Stock during the past 60 days.
(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the shares of Class A Common Stock reported for the Reporting Person on the cover page of this Schedule 13D and in this Item 5. No other person is known by either Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Class A Common Stock beneficially owned by such Reporting Person or, to the Reporting Persons’ knowledge, the Listed Persons.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 8, 2024
Diamondback Energy, Inc.

By: /s/ P. Matt Zmigrosky Name: P. Matt Zmigrosky Title: Executive Vice President, Chief Legal and Administrative Officer and Secretary
Diamondback E&P LLC

By: /s/ P. Matt Zmigrosky
Name: P. Matt Zmigrosky
Title: Executive Vice President, Chief Legal and Administrative Officer and Secretary